Exhibit 99.3

SOPHiA GENETICS Announces Closing of $57.5 Million Public Offering of

Ordinary Shares With Full Exercise of the Underwriters’ Option to Purchase

Additional Shares

BOSTON and ROLLE, Switzerland, June 19, 2026 /PRNewswire/ — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in AI-driven precision medicine, announced today the closing of its previously announced underwritten public offering with total gross proceeds of $57.5 million, before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of strong investor demand, the offering was oversubscribed, and the underwriters fully exercised their option to purchase an additional 1,578,900 ordinary shares at the public offering price, less the underwriting discounts and commissions. The Company sold 12,104,900 ordinary shares at a price to the public of $4.75 per share, which included the 1,578,900 ordinary shares issued upon exercise in full by the underwriters of their option to purchase additional shares. All of the ordinary shares were sold by the Company.

TD Cowen acted as the lead book-running manager for the offering. Guggenheim Securities acted as book-running manager, and BTIG and Craig-Hallum acted as lead managers for the offering.

A registration statement on Form F-3 (File No. 333-289266) relating to the ordinary shares and other securities of the Company has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on August 15, 2025. The offering was made only by means of a prospectus supplement and accompanying prospectus. A final prospectus supplement and accompanying prospectus relating to this offering has been filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus are available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to this offering, may be obtained for free by contacting TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of SOPHiA GENETICS SA, such as the ordinary shares, in or into Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and these securities will not be listed or admitted to trading on the SIX Swiss Exchange or on any other regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this press release nor any other offering or marketing material relating to these securities, such as the ordinary shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this press release nor any other offering or marketing material relating to these securities, such as the ordinary shares, may be publicly distributed or otherwise made publicly available in Switzerland.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is an Ai-native healthcare technology company on a mission to transform patient care by expanding access to data-driven medicine globally. It is the creator of SOPHiA DDM™, an Ai platform that analyzes complex genomic and multimodal data to generate real-time, real-world insights for a broad global network of hospital, laboratory, and biopharma institutions.

For further information: Media Contact: media@sophiagenetics.com